

January 10, 2014

Via E-mail
Michael A. DeSimone
Chief Executive Officer
Borderfree, Inc.
292 Madison Avenue, 5th Floor
New York, NY 10017

  Re: Borderfree, Inc.
    Amendment No. 2 to Confidential Draft Registration Statement on Form S-1
    Submitted December 23, 2013
    CIK No. 0001277141

Dear Mr. DeSimone:

  We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated November 5, 2013.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 52

1. We note your response to prior comment 3 regarding the year-to-year fluctuations of your retention rates since 2008. In light of your prominent disclosure of your average retention rate of 93% since 2008 and since there appears to be a 12% variation between the annual high and low retention rates since 2008, it is still unclear why you believe retention rates are not key metrics used by management to evaluate your business that should be disclosed in your management's discussion and analysis. While the retention

rates appear to be high on an absolute basis, the amount of yearly variation appears significant enough to provide insight for investors to evaluate your business on a year-to-year basis or to highlight trends in your business and operations. Please revise accordingly or explain why you believe the disclosure of retention rates as key metrics is still not necessary.

Components of Results of Operations

Cost of Revenue, page 54

2.   We have reviewed your response to prior comment 5. Your response indicates that the Company has historically viewed the price point of fulfillment to the end consumer to be a key factor in purchasing decisions which has resulted in margin impact of fulfillment services to be relatively neutral. Further, your response to prior comment 7 indicates that the reduction in average fulfillment revenue per order is a trend that is expected to continue. Given this information, it appears that there are different factors, resulting in different margins for your fulfillment revenue. As such, it would appear informative to investors to understand the margins for each revenue stream. Please explain how your current disclosures sufficiently explain these significantly different margins.

Results of Operations

Comparison of Years Ended December 31, 2011 and 2012

Provision for income taxes, page 70

3.   We note your revised disclosures in response to prior comment 8. Although your disclosures identify general reconciling items that resulted in a difference between your U.S. federal statutory income tax rate and your effective tax rate, it is not clear which ones are significant as they are not quantified. Please revise your disclosure to discuss the significant reconciling items between your statutory rate and your effective tax rate that are specific for each period presented. For example, we note in your table on page F-31, that the loss on change in fair value of warrants is one of the largest reconciling items for the year ended December 31, 2012, but this reconciling item is not discussed on page 70.

Notes to Consolidated Financial Statements

Note 11 – Common Stock, Stockholders' Deficit and Stock Plans

Stock Options, page F-27

4.   Please update your footnote disclosures to include the options granted in June 2013 and September 2013 as noted on page 61. Refer to FASB ASC 260-10-50-1.c.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
          Joseph C. Theis, Jr., Esq.
          Goodwin Procter LLP